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As filed with the U.S. Securities and Exchange Commission on May 31, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Mercantil Servicios Financieros, C.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Bolivarian Republic of Venezuela
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Guillermo Villar
Commercebank
220 Alhambra Circle
Coral Gables, FL 33134
(305) 460-8701
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Richard M. Kosnik, Esq. Jones Day 222 E. 41st Street New York, New York 10017 (212) 326-3437

It is proposed that this filing become effective under Rule 466
☒    immediately upon filing
☐    on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

American Depositary Shares to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four Series B Common Shares, par value Bs. 150 each, of Mercantil Servicios Financieros, C.A.	100,000,000 American Depositary Shares	$0.05	5,000,000	$588.50

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraphs (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(a)	Statement that Mercantil Servicios Financieros, C.A. furnishes the Commission with certain reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under theSecurities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement dated as of August 1, 1997 among Mercantil Servicios Financieros, C.A. (the "Company"), a corporation organized under the laws of the Republic of Venezuela, JPMorgan Chase Bank N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder. Previously filed as an Exhibit to Registration Statement No. 333-7362 which is incorporated herein by reference.
(a)(2)	Form of ADR. Filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 23, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Mercantil Servicios Financieros, C.A. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 23, 2005.

Mercantil Servicios Financieros, C.A
By:	/s/ Gustavo Marturet
Name:	Gustavo Marturet
Title:	Chairman of the Board of Directors and President (principal executive officer)

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Guillermo Ponce and Guillermo Villar, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Gustavo A. Marturet Gustavo A. Marturet	Chairman of the Board of Directors and President (principal executive officer)	May 23, 2005
Gustavo J. Vollmer H.	Director
/s/ Alfredo Travieso P. Alfredo Travieso P.	Director	May 19, 2005
/s/ Luis A. Romero M Luis A. Romero M.	Director	May 17, 2005
/s/ Victor J. Sierra A. Victor J. Sierra A.	Director	May 19, 2005
/s/ Gustavo J. Vollmer A Gustavo J. Vollmer A.	Director	May 16, 2005

/s/ Jonathan Coles Jonathan Coles	Director	May 16, 2005
/s/ Roberto Vainrub Roberto Vainrub	Director	May 17, 2005
/s/ Alejandro González Sosa Alejandro González Sosa	Chief Financial Officer (principal financial officer)	May 16, 2005
/s/ Alfonso Figueredo Alfonso Figueredo	Controller (principal accounting officer)	May 17, 2005
/s/ Guillermo Villar Guillermo Villar	Authorized Representative in the United States	May 11, 2005

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of ADR
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
Item 4. UNDERTAKINGS
SIGNATURE
INDEX TO EXHIBITS